UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated September 26, 2022

Commission File Number: 001-35788

ARCELORMITTAL

(Translation of registrant’s name into English)

24-26, Boulevard d’Avranches

L-1160 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

On September 26, 2022, ArcelorMittal published the press release attached hereto as Exhibit 99.1 and hereby incorporated by reference into this report on Form 6-K.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press release, dated September 26, 2022, ArcelorMittal announces the issuance of €600,000,000 4.875 per cent notes due 26 September 2026 under its €10,000,000,000 EMTN Programme

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press release, dated September 26, 2022, ArcelorMittal announces the issuance of €600,000,000 4.875 per cent notes due 26 September 2026 under its €10,000,000,000 EMTN Programme

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date:	September 26, 2022

By:	/s/ Henk Scheffer
	Name:	Henk Scheffer
	Title:	Company Secretary & Group Compliance & Data Protection Officer